Exhibit 99.1

NOT FOR DISTRIBUTION OUTSIDE THE UNITED STATES

Biofrontera AG Announces Pricing of US$8.9 Million Firm Commitment Public Offering of American Depositary Shares

Leverkusen, Germany, February 23, 2021 – Biofrontera AG (NASDAQ: BFRA; Frankfurt Stock Exchange: B8F) (“Biofrontera” or the “Company”), an international biopharmaceutical company, today announced the pricing of a U.S. underwritten public offering of 1,334,002 American Depositary Shares, or ADSs, at an offering price of $6.68 per ADS. Each ADS represents two of Biofrontera’s ordinary shares, nominal value €1.00 per share.

The Company expects to receive aggregate gross proceeds of approximately $8.9 million from this offering, before deducting underwriting discounts, commissions and other related expenses. The offering is expected to close on or about February 26, 2021, subject to completion of the capital increase, which has to be recorded in the commercial register of the Company.

This offer is part of a concurrent preemptive rights offering by Biofrontera of its ordinary shares pursuant to German law to its existing holders of ordinary shares, under which Biofrontera offers a total of 8,969,870 ordinary shares at an offering price of €2.75 per share (or approximately $3.34 per share, representing the same per share price as the one used in the ADS offering).

Proceeds from these offerings will be used to conduct clinical studies aimed at improving the market positioning of Biofrontera’s lead product Ameluz®, in particular to seek FDA or other applicable regulatory approval for the extension of the indications in the United States to basal cell carcinoma, acne and actinic keratoses on body areas other than the face and scalp, as well as to complete the development of a larger BF-RhodoLED® lamp, invest in the procurement of the necessary materials for it and to seek any FDA or other regulatory approvals required to launch the new lamp, and for general corporate purposes.

The Benchmark Company, LLC is acting as the managing underwriter with Lake Street Capital Markets acting as co-manager and as the “qualified independent underwriter” in connection with this offering.

A registration statement on Form F-3 relating to this U.S. offering has been filed with, and declared effective by, the Securities and Exchange Commission (“SEC”). The U.S. offering of these securities is being made only by means of a prospectus supplement, forming a part of the effective registration statement and is available on the SEC’s website at www.sec.gov. Copies of the final prospectus supplement relating to the U.S. offering, when available, may be obtained from Biofrontera, with an address of Hemmelrather Weg 201, D-51377, Leverkusen, Germany Telephone: +011 49 214 876 00, emailing: ir@biofrontera.com. In addition, the registration statement, including the prospectus supplement, is available to the public at www.sec.gov or www.biofrontera.com. In addition, you may contact The Benchmark Company by calling 212-312-6700 or prospectus@benchmarkcompany.com.

McGuireWoods LLP is acting as U.S. legal counsel to Biofrontera.

This press release shall not constitute an offer to sell, or the solicitation of an offer to buy, the securities described above, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to their registration or qualification under the securities laws of any such state or jurisdiction.

-End-

For enquiries, please contact:

Biofrontera AG

Thomas Schaffer, Chief Financial Officer	ir@biofrontera.com

Pamela Keck, Head of IR	+49 (0) 214 87 63 2 0

About Biofrontera:

Biofrontera AG is a biopharmaceutical company specializing in the development and sale of dermatological drugs and medical cosmetics.

The Germany-based company, with over 150 employees worldwide, develops and markets innovative products for the care, protection and treatment of the skin. The company’s lead product is the combination of Ameluz®, a topical prescription drug, and medical device BF-RhodoLED® for the photodynamic therapy of certain superficial skin cancers and their precursors. Ameluz® has been marketed in the EU since 2012 and in the United States since May 2016. In addition, the company markets the prescription medication Xepi® for the treatment of impetigo in the United States. In the EU, the company also sells the dermocosmetics series Belixos®, which offers specialized care for damaged or diseased skin.

Biofrontera is the first German founder-led pharmaceutical company to receive a centralized European and a US approval for a drug developed in-house. The Biofrontera Group was founded in 1997 by the current CEO Prof. Dr. Hermann Lübbert and is listed on the Frankfurt Stock Exchange (Prime Standard) and on the US NASDAQ.www.biofrontera.com.

Forward-Looking Statements:

Certain statements in this press release are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the public offering and the intended use of proceeds from the offering. These statements may be identified by the use of forward-looking words such as “anticipate,” “believe,” “forecast,” “estimate” and “intend,” among others. Such forward-looking statements are based on the currently held beliefs and assumptions of the management of Biofrontera AG, which are expressed in good faith and, in their opinion, reasonable. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, financial condition, performance, or achievements of the Company, or industry results, to differ materially from the results, financial condition, performance or achievements expressed or implied by such forward-looking statements. These risks, uncertainties and other factors are set forth in the Registration Statement on Form F-3 filed with the SEC, including in the section “Risk Factors,” and in future reports filed with the SEC. Given these risks, uncertainties and other factors, prospective investors are cautioned not to place undue reliance on these forward-looking statements. The Company does not undertake an obligation to update or revise any forward-looking statement.

Biofrontera AG
Hemmelrather Weg 201 | D-51377 Leverkusen, Germany
Phone: +49 214 87632-0 | Telefax: +49 214 87632-90
info@biofrontera.com | www.biofrontera.com

Supervisory board: Dr. Ulrich Granzer (Chairman) | Jürgen Baumann (Vice-Chairman)
Executive board: Prof. Dr. rer. nat. Hermann Lübbert (CEO)
Thomas Schaffer (CFO)
Commercial register: Handelsregister Köln | Register number: HR B 49717 (AG)
VAT-identification number according to § 27 a UStG VAT act: DE 812374102